AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENIX

SEC#~~82-5258~~

5 August 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 27 July 2005 and 5 August 2005 respectively..

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

AGENiX Investor Briefing

27 July 2005

US clinical experts speak on progress and clinical importance of ThromboView®

The development of Agenix's lead blood clot-imaging technology, ThromboView®, is accelerating as it continues to meet all key milestones on its path to commercialization.

Final Phase Ib DVT clinical study results released last month confirmed ThromboView® is safe when administered to patients, and the project is now nine months into the crucial Phase II DVT trials in North America.

Agenix is now pleased to give shareholders and investors a timely progress briefing. Two key US clinical experts involved in Phase II trials will join with Professor Paul Eisenberg and Mr. Don Home to update you with this important information. Briefings in Sydney and Melbourne will cover the latest study data, the future clinical and commercial plans for ThromboView®, status of new product development opportunities, and allow investors to hear directly from some of the world's leading experts in the treatment of DVT and PE.

Speakers at each briefing will be:

Mr. Don Home Managing Director Agenix Limited	Mr. Home will discuss ThromboView®'s commercialisation strategy, including key milestones being targeted for the near future.
Professor Paul Eisenberg Chair of Agenix's Molecular Diagnostic Imaging Scientific Advisory Board	Professor Eisenberg will discuss ThromboView®'s progress in clinical trials, including key milestones achieved, future plans, and the quality of key collaborators involved in the ThromboView® project
Professor Richard White **Professor of Medicine, Chief** University of California, Davis, Sacramento and **Associate Professor Tim Morris** **Associate Professor – Division of Pulmonology and Critical Care Medicine** University of California, San Diego	Professor White, who will speak at the Melbourne briefing, and Associate Professor Morris, who will address the Sydney briefing, are highly regarded clinical investigators from the ongoing Phase II DVT study. They will discuss the current clinical needs for accurate diagnosis of DVT and PE and also outline additional potential applications for ThromboView® in clinical practice.

This is an important briefing that will appeal to all Agenix shareholders and investors wanting the latest information in biotechnology development.

	SYDNEY		MELBOURNE
Date:	Tuesday 9th August	Date:	Wednesday 10th August
Venue:	The Grace Hotel	Venue:	The Novotel Melbourne
Address:	77 York Street	Address:	270 Collins Street
Time:	4.30pm – 6.00pm	Time:	4.30pm – 6.00pm

Information presented at the briefings will be available at www.agenix.com from 9 August, for those unable to attend.

RSVP: Kerry Ryan (rsvp@agenix.com) or ph: 07 3370 6310 by August 4th please.

ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Ltd, Brisbane, AUSTRALIA.

AGENIX

Diosynth BIOTECHNOLOGY

5 August 2005

AGENIX STARTS PROCESS FOR COMMERCIAL SCALE MANUFACTURE OF THROMBOVIEW® WITH DIOSYNTH BIOTECHNOLOGY

Agenix Limited has signed a contract with Diosynth Biotechnology, a division of Organon, the human healthcare business unit of Akzo Nobel, one of the world's leading companies in healthcare products, coatings and chemicals, to begin the process of manufacturing ThromboView® for Phase III clinical trials and commercial sale.

Over the past twelve months, in conjunction with Florian Wurm PhD, Chief Science Officer of ExcellGene SA in Monthey, Switzerland, and his team, Agenix has been able to increase the productivity of the cell line ten-fold, resulting in smaller scale commercial manufacture and significant economic benefits.

The process development and manufacturing agreement will see Agenix transfer the manufacturing process developed by the company to the Research Triangle Park facility of Diosynth Biotechnology for further process refinement and cGMP manufacturing commencing immediately. The Diosynth Biotechnology facility has been inspected by the FDA and EMEA. The goal of the collaboration is to enable Agenix to supply cGMP material for Phase III clinical trials by the third quarter of next year.

"This is a very important milestone in the ThromboView® program and we are pleased to have engaged an experienced company with a successful track record in the transfer and manufacture of biotechnology products," said Agenix Managing Director Donald Home. "Given the promising results we have seen from the clinical trials completed so far we remain confident in both the clinical need and performance for this product. With this manufacturing transfer we will be able to continue to drive the clinical development and deliver as per our timeline".

"We are pleased with Agenix's confident selection of Diosynth Biotechnology and excited to apply our process development and manufacturing expertise toward the commercialization of this innovative product," said Frank Tielens, President of Diosynth Biotechnology.

Recruitment for the Phase Ib PE (pulmonary embolism) safety trial in Australia has commenced with 4 patients now successfully enrolled out of the planned 14.

The Phase II DVT (deep vein thrombosis) trial in the United States and Canada is underway and has recruited 32 patients. There is an interim analysis of this trial planned after 50 patients have been recruited. The first patient in that trial was recruited in early March 2005.

Agenix plans to conclude a Sales, Marketing and Distribution agreement by the end of this calendar year and the manufacturing transfer and the results of the ongoing studies are key components of this agreement.

For more information contact:
Agenix
Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Diosynth Biotechnology:
Mr. Richard Basile
Vice-President, Marketing & Sales
Diosynth Biotechnology
Ph: 919-337-4305
Dick.Basile@diosynth-rtp.com

Agenix Limited [ASX:AGX; OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing Phase II human trials in the United States and Canada. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 110 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical, a wholly owned subsidiary of Agenix Limited.

www.agenix.com

Diosynth Biotechnology
Diosynth Biotechnology is a division of Organon that supplies contract manufacturing services for the global biotechnology industry. The company has an 80-year heritage in biologics manufacturing and is a global leader in technology-driven process development and cGMP manufacturing of recombinant proteins, monoclonal antibodies and peptides. We help our customers succeed by developing scalable and robust processes and by driving products efficiently, rapidly and cost-effectively from preclinical development to market supply. Diosynth Biotechnology serves pharmaceutical and biopharmaceutical customers globally and operates FDA-, Health Canada- and EMEA-inspected cGMP manufacturing facilities in Research Triangle Park, NC USA, and Oss, the Netherlands.

Diosynth Biotechnology is part of Akzo Nobel's human healthcare business unit Organon.

The Akzo Nobel Safe Harbor Statement **(below)** applies to this press release.

For more information: http://www.diosynthbiotechnology.com

Diosynth Safe Harbor Statement*
This press release may contain statements which address such key issues as the Akzo Nobel growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the "Outlook", should be carefully considered and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and

environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. These factors also include changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS, including the implementation of IAS 32 and 39 for financial instruments. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more complete discussion of the risk factors affecting our business please refer to the Akzo Nobel Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the Akzo Nobel website.

** Pursuant to the U.S. Private Securities Litigation Reform Act 1995.*